UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION

PERFORMANCE SHARING PLAN

FOR BARGAINING EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

We have audited the accompanying statements of net assets available for benefits of Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 23, 2016

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2015	2014
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments, at fair value	$905,550	$897,832
Investments in fully benefit-responsive investment contracts at contract value	92,163	90,104
Receivables:
Participant contributions	1,267	659
Employer contributions	409	213
Notes receivable from participants	13,663	13,252

Total assets	1,013,052	1,002,060

Liabilities
Administrative expenses payable	93	96

Total net assets available for benefits	$1,012,959	$1,001,964

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended
December 31, 2015
Net assets available for benefits at beginning of year	$1,001,964

Additions to net assets:
Contributions:
Participant	38,210
Employer	11,234

Total contributions	49,444
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	29,274
Interest income on notes receivable from participants	582

Total additions	79,300

Deductions from net assets:
Distributions and withdrawals	67,446
Administrative expenses	859

Total deductions	68,305

Change in net assets	10,995

Net assets available for benefits at end of year	$1,012,959

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees under collective bargaining agreements of eligible business units of Lockheed Martin Corporation (Lockheed Martin or the Corporation). Employees are eligible to enroll in the Plan after completion of the waiting period in their collective bargaining agreement. Certain nonunion employees, as designated by the Board of Directors of Lockheed Martin, may participate in the Plan.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the Employee Stock Ownership Plan Fund (ESOP Fund) and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.

The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper is Voya. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Contributions

Collective bargaining agreements determine whether participants can make basic contributions based on a flat dollar amount or a percentage of pay and whether participants are eligible for employer contributions. Contributions may be made on a before-tax, after-tax, or Roth 401(k) basis. Contributions are limited to amounts determined in collective bargaining agreements. In general, participant contributions eligible for an employer matching contribution range from 4% to 8% of base pay or 50% of a flat dollar amount contributed by the participant. Participants may also elect to make additional supplemental contributions that are not considered for purposes of the employer match. The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants are immediately vested in all employer contributions.

Participant and employer contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Directed Brokerage Account (SDBA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SDBA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. A participant’s initial transfer to the SDBA must be at least $3,000, and subsequent transfers must be at least $1,000. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued a new standard that eliminates the current requirement to categorize within the fair value hierarchy investments with fair values measured at net asset value (NAV) using the practical expedient in Accounting Standards Codification (ASC) 820 “Fair Value Measurement.” The new standard will require entities to disclose the fair values of such investments as a reconciling item between the balance sheet amounts and the amounts reported in the fair value hierarchy table. Entities will be required to continue to disclose information describing the nature and risks of the investments measured using the NAV practical expedient. The standard is effective for the Plan beginning on January 1, 2016, with early adoption permitted. We adopted the standard on January 1, 2016 and are currently evaluating the expected impact of the standard on the financial statements and related disclosures for Plan Year 2016.

In July 2015, the FASB issued a new three-part standard that simplifies employee benefit plan reporting. Part I of the standard eliminates the requirement to measure and present fully benefit-responsive investment contracts at fair value within the statements of net assets available for benefits and related disclosures and also eliminates the requirement to reconcile contract value to fair value, when these measures differ. Under the new standard, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II of the standard simplifies plan investment disclosures and Part III provides for a measurement-date practical expedient. The standard is effective for the Plan beginning on January 1, 2016. Plans may early adopt any of the three parts of the standard without adopting the other parts. The Plan early adopted Part I of the standard for Plan Year 2015 and reflected the provisions of Part I for all periods presented in these financial statements. As of December 31, 2014, fully benefit-responsive investment contracts previously reported at a fair value of $91,739,000, with a corresponding adjustment of $1,635,000 to reconcile to contract value, have been reclassified and reported at the $90,104,000 contract value in the statement of net assets available for benefits. The measurement date practical expedient provided by Part III of the standard is not applicable as the Plan’s year end coincides with the end of the reporting year in which investments are measured. We adopted Part II of the standard on January 1, 2016 and are currently evaluating the expected impact of Part II of the standard on the financial statements and related disclosures for Plan Year 2016.

3.	Master Trust

General

The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses. The Plan’s interest in the Master Trust’s net assets as of December 31, 2015 and 2014 was 3.12% and 3.11%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements (continued)

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate to the Short-Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2015 and 2014, there were no such advances payable to the Corporation. Occasionally, the Master Trust account invests in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2015 and 2014, there were no material investments in derivatives.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities;

•	Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2015 and their appreciation (depreciation) for the year ended December 31, 2015 (in thousands):

	Level 1	Level 2	Total	Appreciation (Depreciation)
Cash and cash equivalents	$1,634,344	$—	$1,634,344	$3
Equity:
U.S. equity securities	2,550,415	—	2,550,415	(47,839)
U.S. equity securities - Lockheed Martin	8,693,482	—	8,693,482	1,000,475
International equity securities	548,248	—	548,248	(60,084)
Commingled equity funds	1,125,255	10,895,192	12,020,447	(108,281)
Fixed income:
Corporate debt securities	—	97,716	97,716	(3,334)
U.S. Government securities	—	546,007	546,007	(12,608)
Other fixed income securities	124,583	2,787,425	2,912,008	(5,934)

Total investment assets at fair value	$14,676,327	$14,326,340	$29,002,667	$762,398

Payables, net			(4,967)
Fully benefit-responsive investment contracts at contract value			2,950,480

Total net assets			$31,948,180

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements (continued)

Interest and dividend income earned by the Master Trust for the year ended December 31, 2015 was $405,750,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2014 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents	$959,691	$—	$959,691
Equity:
U.S. equity securities	2,571,646	—	2,571,646
U.S. equity securities - Lockheed Martin	8,040,348	—	8,040,348
International equity securities	305,058	—	305,058
Commingled equity funds	1,517,292	11,272,251	12,789,543
Fixed income:
Corporate debt securities	—	92,502	92,502
U.S. Government securities	—	1,240,889	1,240,889
Other fixed income securities	122,044	2,735,500	2,857,544

Total investment assets at fair value	$13,516,079	$15,341,142	$28,857,221

Payables, net			(19,702)
Fully benefit-responsive investment contracts at contract value			2,893,381

Total net assets			$31,730,900

In accordance with the adoption of a new accounting standard in 2015 certain amounts in the prior year have been reclassified to conform to the current year presentation. As a result, fully benefit-responsive investment contracts are now presented in aggregate at contract value in the table above, whereas in the prior year these assets were allocated to asset categories at fair value, with a separate adjustment from fair value to contract value presented (See Note 2).

The Master Trust recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2015, there were no transfers between Levels 1 and 2.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity). These funds may be redeemed on a daily or monthly basis, depending upon notification requirements, liquidity, and other matters.

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Notes to Financial Statements (continued)

4.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust held 39,994,362 and 41,721,605 shares of the Corporation’s common stock as of December 31, 2015 and 2014, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $265,041,000 for the year ended December 31, 2015. The Master Trust invests in certain investments that are sponsored by State Street Bank, the Trustee. These investments include the following: Government Short-Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

The Master Trust owed the Corporation $1,100,000 as of December 31, 2015 and 2014, for certain expenses paid by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 23, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

6.	Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, net assets available for plan benefits as of December 31, 2015 and 2014 on the financial statements are $474,000 and $1,635,000, respectively, less than the amounts reported on the Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Interest in net investment gain of Master Trust reported in the financial statements is $1,345,000 greater than the amount reported on Form 5500 for the year ended December 31, 2015. Administrative expenses reported in the financial statements are $766,000 greater than the amounts reported on Form 5500 and interest income on notes receivable from participants reported in the financial statements is $582,000 greater than the amounts reported on Form 5500 for the year ended December 31, 2015. These differences arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. Interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Lockheed Martin Corporation

Performance Sharing Plan for Bargaining Employees

Employer Identification Number 52-1893632, Plan Number 055

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%; varying maturities	$—	$13,663

*	Party-in-interest for which a statutory exemption exists.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees, by Lockheed Martin Corporation as Plan Administrator

Date: June 23, 2016	by:	/s/ J. Richard Jager
J. Richard Jager, Vice President, Benefits

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm